August 6, 2013

Mr. Amit Pande

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CVB Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 0-10140

Dear Mr. Pande,

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated June 13, 2013, regarding the above referenced filing of CVB Financial Corp. (“CVBF” or the “Company”). For your convenience, the Staff’s comments are set forth below in italics, followed in each case by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors, page 13

Comment:

1.	We note disclosure of your new residential mortgage lending operation which commenced origination activities in 2012 in addition to brief discussions in your recent earnings conference calls. Please tell us and consider revising your future filings to disclose in detail this new lending operation, including but not limited to the types of loans offered and related balances as of December 31, 2012 and March 31, 2013.

Response:

The Bank recently commenced a residential mortgage lending initiative focusing on internal loan processing efficiencies and increased marketing efforts of the Bank’s existing residential mortgage loan program. This initiative does not represent a “new” lending operation for the Bank, but rather an enhancement to generate additional loans in a loan segment that does not represent a material portion of the Bank’s existing loan portfolio or current loan volume (as shown in the chart below). The changes within the Bank’s residential loan program were made to enhance our value proposition to potential customers in our niche markets as well as to create greater customer and market awareness of the Bank’s existing single family residential loan programs.

The types of loans and related balances included in the Bank’s “SFR Mortgage” category (non-covered) include loans originated on a “direct” basis by the Bank and loans that were purchased between 2002 and 2007 as part of a mortgage pool, both of which are summarized below:

In 000’s	Date	Date	Annual Change		Date	Quarterly Change
	12/31/11	12/31/12	$	%	03/31/13	$	%
SFR Mortgages - “Purchased Pools” % of total loans	134,042	106,008	(28,034)	-20.91%	98,786	(7,222)	-6.81%
	4.16%	3.25%			3.09%
SFR Mortgages - “Direct” % of total loans	42,400	53,280	10,880	25.66%	63,236	9,956	18.69%
	1.31%	1.63%			1.98%
Total SFR Mortgages	176,442	159,288	-17,154	-9.72%	162,022	2,734	1.72%
% of total loans	5.47%	4.89%			5.07%

(The proportion of SFR purchased pool and direct mortgages to gross loans excludes covered loans related to our FDIC-assisted acquisition of San Joaquin Bank)

The Bank offers SFR mortgages in first lien position with loan maturities of either 15 or 30 years, and none of the SFR mortgages are offered with either negative amortization, option ARM or balloon payment features.

The Bank will enhance its disclosures in future filings to include, among other things, (i) a breakdown of SFR mortgage loans pursuant to the table above, (ii) product parameters that describe the various types of mortgages offered by the Bank, (iii) any credit parameters applied by the Bank in its mortgage loan underwriting that may be important to understanding the risk involved in extending such mortgage loans, and (iv) any concentrations within the segment that may exist or emerge over time.

Item 7. Management’s Discussion and Analysis of Financial Condition and the Results of Operations: Provision for Loan Losses, Page 37

Comment:

2.	We note your disclosure that the decrease in the provision for credit losses was primarily due to overall improvement in the performance of your loan portfolio. Given the fact that you have not recorded a provision for loan losses during any of the periods since the quarter ended March 31, 2011, please tell us in detail and revise future filings to provide enhanced qualitative disclosures explaining how observed changes in the credit quality of various components of your loan portfolio impacted the amount of the allowance for loan losses recorded at each period end as well as the resulting provision for loan loss recorded during the period. Your analysis should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Your analysis should also clearly explain how any refinements to your allowance methodology, if any, and the charge-off of specific valuation allowances during the period impacted the amounts recorded and how you considered this impact in your assessment of the appropriateness of the allowance. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

Response:

The Bank’s Allowance for Loan and Lease Losses (“ALLL”) methodology incorporates an on-going review of credit quality within its loan portfolio and the impact to the various components that comprise the ALLL. The ALLL methodology includes loans that are individually evaluated for impairment under Accounting Standards Codification 310-10 (Receivables) (“ASC 310-10”), and loans that are collectively evaluated for impairment under Accounting Standards Codification 450-20 (Loss Contingencies) (“ASC 450-20”), which includes loans individually evaluated and found not to be impaired under ASC 310-10.

The Bank experienced various changes in credit quality noted in this response that made further provisions to the ALLL unnecessary during the period March 31, 2011 through March 31, 2013 including, but not limited to, (i) lower average historical loan loss rates applied beginning with the period ended December, 31, 2012 resulting from the impact of our three-year rolling weighted average, (ii) sizeable reductions to classified and criticized loans that carry higher adjusted loss rate factors, and (iii) trending improvement in certain conditions affecting limited segments within the loan portfolio. The impact of these key changes in conditions, evidenced by various loan metrics described in this response, was to effect a moderate reduction to the allowance requirements overall. Nevertheless, the Bank remained concerned that current conditions and factors during the period indicate elevated levels of risk remain in key segments within the Bank’s loan portfolio, including specific segments that are relatively concentrated such as commercial real estate and diary and livestock loan portfolios, thereby posing greater loss potential to the Bank. These shifting and uncertain conditions and factors continue to require close scrutiny from management and have precipitated enhanced factors and allocations under our allowance methodology during the noted timeframe to protect from estimated inherent loan losses that result from weakness in key segments. This general weakness in conditions and in specific factors affecting key segments of the loan portfolio made reductions or releases to the general allowance imprudent unless and until management believes the improving trends show evidence of consistency and sustainability.

The loan portfolio collectively evaluated for impairment is broken down by classes of loan receivables between “classified” loans (including both substandard and special mention loans) and “unclassified” loans, and further disaggregated into loan segments by loan type with similar risk characteristics. We first analyze average historical losses over a rolling three-year period within each segment with similar risk characteristics, and then adjust these historical loss rates within each loan segment based upon our analysis of nine (9) “qualitative factors,” as prescribed in the 2006 Interagency Policy Statement on ALLL and disclosed in our filings. The effect of these qualitative factors on the loan portfolio may cause actual loss rates to differ from historical loss experience. Thus, the adjustments for qualitative factors captured from period to period, are intended to reflect current conditions of both internal and external factors affecting the inherent credit quality of the underlying loan segment not otherwise reflected in historical loss rates.

In addition, since the prescribed qualitative factors discussed above may not capture all factors unique to our institution affecting the collectability of loans, and in recognition of the inherent imprecision in the estimation of these loss factors, we also incorporate an unallocated reserve that reflects management’s best estimate of probable losses not otherwise accounted for in our ALLL methodology.

For impaired loans, we incorporate specific allowances based on loans individually evaluated utilizing one of three valuation methods, as prescribed under ASC 310-10. If the measure of the impaired loan is less than the recorded investment in the loan, the deficiency will be charged off against the ALLL or, alternatively, a specific allocation will be established and included in the overall ALLL balance. This represents a relatively immaterial portion of the allowance during the periods addressed, as noted in our filings, including $2.3 million (2.5%) and $3.0 million (3.2%) of the total allowance as of years ended December 31, 2012 and December 31, 2011, respectively. Consequently, our response discussion will be centered on the loans evaluated collectively providing the general reserve allocations under ASC 450-20.

In addition, management reviews the resulting changes in the level of the ALLL and evaluates the consistency of this change to changes in the factors applied, taken as a whole, that evidence credit losses. We also validate the level of the ALLL in relationship to various key measures and ratios including, but not limited to, the relationship of classified loans to total loans, non-accrual and delinquent loans to total loans, and historical net charge-offs to total loans, as well as comparisons of relevant measures to peer group banks. The final determination of the appropriateness of the ALLL is based on management’s best judgment of all the facts and circumstances that affect our institution, as they may change from period to period, and which is further informed through a unique understanding of the Bank’s specific portfolio of loans and customers.

The following table provides a three-year breakdown of the Bank’s historical loss rates and adjustments for qualitative factors applied to all loans collectively evaluated for impairment under ASC 450-20. Please note that two factors (shown in the table below) were added subsequent to the year ended December 31, 2010 and are shown below as “n/a” in the December 31, 2010 column.

Qualitative Factors	2012	2011	2010
(Current Range: 0.0% to 0.30%)	Qualitative Adjustment Factors	Qualitative Adjustment Factors	Qualitative Adjustment Factors
Historical Loss Rates (applied to all loans collectively evaluated for impairment - ASC 450-20):	0.74%	0.95%	0.83%
Adjusted Loss Rates for Substandard Loans (range is based on further disaggregation of loans):	4.5% - 13.5%	4.5% - 13.5%	4.5% - 13.5%
Adjusted Loss Rates for Special Mention Loans (range is based on further disaggregation of loans):	3.0% - 8.04%	3.0% - 9.34%	3.0% - 10.27%
Adjusted Loss Rates for Watch Loans:	0.10%	0.10%	n/a
1. Changes in Lending Policies and Procedures:	0.05%	0.05%	0.05%
2. Changes in Economic and Business Conditions:	0.28% - 0.30%	0.28% - 0.30%	0.28% - 0.30%
3. Changes in the Nature and Volume of the Portfolio and in Terms of Loans:	0.05% - 0.22%	0.05% - 0.22%	0.05% - 0.22%
4. Changes in the Experience, Ability, and Depth of Lending Management:	0.02%	0.02%	0.02%
5. Changes in the Volume & Severity Of Past Due Loans, Non-Accrual Loans, and the Volume and Severity of Adversely Classified or Graded Loans:	0.26% - 0.30%	0.26% - 0.30%	0.26% - 0.30%
6. Changes in the Quality of the Bank’s Loan Review System:	0.00%	0.00%	0.00%
7. Changes in Value of the Underlying Collateral for Collateral-Dependent Loans:	0.00% - 0.29%	0.00% - 0.29%	n/a
8. The Existence and Effect of any Concentrations of Credit and Changes in Levels:	0.16% - 0.30%	0.16% - 0.30%	0.16% - 0.30%
9. The Effect of other External Factors such as Competition, Legal & Regulatory:	0.00%	0.00%	0.00%

Range of Total Adjusted Loss Factors:	.092% -14.98%	0.92% - 14.98%	0.92% -14.63%

Historical Loss Rates

The Bank’s consideration of significant factors that affect the collectability of the portfolio begins by establishing historical loan loss rates based upon segmentation by loan type with similar risk characteristics. After a long period of nominal loss rates experienced in the periods prior to 2009, the Bank’s overall average historical losses increased significantly in 2009 and 2010 and then experienced successive declines in 2011 and 2012. The Bank’s methodology employs historical annual net losses in proportion to the average gross loans using a rolling three-year, weighted average of this ratio:

(In 000’s) (Excludes covered loans)	2012	2011	2010	2009	2008
Annual Loan Losses, net:	$1,523	$18,363	$64,865	$25,536	$5,689
Annual Loan Loss Rate:	0.05%	0.57%	1.92%	0.71%	0.16%
Rolling 3-yr. Simple Ave Loan Loss Rate:	0.85%	1.07%	0.93%
Adjusted Weighted* Annual Loan Loss Rate:	0.05%	0.52%	1.66%
Rolling 3-yr. Weighted Ave* Loan Loss Rate:	0.74%	0.95%	0.83%

*	The Bank weights specific loan losses related to the Bank’s former largest customer that represented a disproportionate 53% share of losses incurred in 2010. The Bank revised its loss factors by applying 50% of the losses incurred on the largest relationship in the years in which those losses were incurred so that the loss factors applied to the remaining portfolio are not unduly distorted and better reflect the Bank’s actual loss experience. The loans comprising the former largest borrowing relationship were sold by the Bank in March, 2011.

A significant portion of the loan losses shown above incurred during 2009 and 2010, including those to the former largest borrowing relationship, were in the Commercial Real Estate and Construction Loan segments. The Bank scaled back the Construction Loan portfolio to relatively immaterial levels as a proportion of the overall loan portfolio, but has continued to be very active in the commercial real estate segment. While certain loan segments have shown improvement since 2010 moving the overall direction of loan loss rates lower in recent periods, some loan segments have seen weak performance in a counter-cyclical manner which management believes may result in inherent losses embedded in the Bank’s loan portfolio and not yet realized in our historical loan loss rates. Specifically, at December 31, 2012, we note that the Dairy and Livestock portfolio (which represents approximately 14.7% of the Bank’s total loans) has suffered significant volatility and industry losses over the referenced period. In addition, certain segments of the Commercial Real Estate portfolio (particularly Commercial Retail and Commercial Office which represent approximately 10.3% and 11.1%, respectively, of the Bank’s total loans) have been slow to recover or experienced setbacks when compared to other segments of the overall loan portfolio. These relatively significant and underperforming segments total approximately 36% of the Bank’s loan portfolio and management remains concerned about elevated risk levels within these segments created by weak and uncertain business and market conditions affecting borrowers and real estate in our market. The Bank evaluates the impact of these concentrations, as well as other conditions affecting the collectability of our loan portfolio, through the Bank’s application of qualitative factors discussed further below. To the extent such risk cannot be allocated to segments or otherwise captured by qualitative factors, the Bank utilizes its unallocated reserve.

Adversely-Graded Loan Segments

The Bank segments certain adversely-graded loans, including “classified” and “criticized” loans that are not impaired under ASC 310-10. Management reviews periodic reports on classified and criticized loans to ensure appropriate risk grades are established and then disaggregates those loans into segments with similar risk characteristics based upon their risk profile which reflects the underlying risk grade analysis. The Bank applies enhanced loss factors, in addition to its environmental factors, to the respective segments based upon loan grades. For all substandard loans, the segment is further disaggregated into low-mid-high risk substandard loan segments, which carry stratified adjustment rates reflecting our estimate of the relative, heightened risk inherent in these loans. Thus, the movement within the classified and criticized loan segments, based upon management’s review and assignment of loan grades, plays a significant role in the underlying direction of the Bank’s ALLL which may or may not be consistent with the increasing or reducing overall level of balances of classified loans.

During the quarter ended September 30, 2011, the Bank substantially increased the number of segments within the classified and criticized pools primarily to disaggregate our real estate portfolio between owner-occupied and non-owner occupied commercial real estate loans as well as residential and non-residential construction loans. This enabled us to better assess the unique risks of these specific loan segments and, accordingly, to allocate our loss and qualitative factors in a more relevant and granular manner. We allocated higher qualitative risk factors to non-owner occupied segments (e.g. commercial retail real estate) that better reflect our concern about conditions that produced elevated risk in these segments and separate them from segments that were performing better (e.g. owner-occupied industrial real estate). The impact of this change was to increase the general allowance requirement by $2.6 million.

During the quarter ended December 31, 2011, the Bank refined its methodology with regard to loans adversely graded “Watch” due to the increasing migration of loans into this loan segment. The Bank applied ten (10) basis points as an additional qualitative loss factor to our standard factors for the “Watch” segment loans to account for the elevated inherent risk these loans represent to the collectability of the loan portfolio when compared to loans graded Pass/Fully Satisfactory. This calculation applied an additional loss factor of 10 basis points (0.10%) to all Watch-graded loans, regardless of specific loan segment, resulting in an increase to the general allowance requirement by $0.6 million. This Bank will continue to apply this adjustment factor to Watch-graded loans in future periods.

Additional information regarding the Dairy & Livestock segment of Classified Loans (including Impaired, Substandard, and Special Mention loans as a credit measure of the segment) is shown on the page below:

	12/31/2012	12/31/2011	12/31/2010
Gross Loans:	$3,259,238	$3,225,122	$3,379,212
Total Classified Loans:	$314,008	$359,179	$654,148
Gross Dairy & Livestock Loans:	$477,865	$504,257	$539,371
Dairy & Livestock Classified Loans:	$77,838	$72,836	$213,962
Dairy & Livestock Farmland Classified Loans*:	$35,540	$28,125	$89,644

Total Dairy & Livestock Classified Loans**:	$113,378	$100,961	$303,606
ALLL:	$92,441	$93,964	$105,259
ALLL/Gross Loans:	2.84%	2.92%	3.12%
Total Classified Loans/Gross Loans:	9.63%	11.14%	19.36%
Total D&L Classified Loans/Total D&L Gross Loans:	23.73%	20.02%	56.29%
D&L Classified Loans/Total Classified Loans:	36.11%	28.11%	46.41%

*	Dairy and Livestock Farmland Loans are included and disclosed within the category “Owner-Occupied Commercial Real Estate Loans.” They are treated here for analytical purposes as part of the Dairy & Livestock Portfolio because repayment of these loans is dependent upon the operations of the dairy.
**	Total Dairy & Livestock Classified Loans represent all Diary & Livestock herd/feed/equipment loans as well as operationally-related Farmland real estate loans included within the Bank’s impaired, “low-mid-high risk” substandard, and special mention loan categories. This table shows the significance of this segment to total classified loans over time. The intra-year fluctuations involve even greater volatility affecting the level of classified loans and are described further below.

The Bank’s present levels of total classified loans remain relatively high when compared to “pre-recession” classified loan levels despite the improvement noted over the last three years since 2010. The increases in classified loans from 2008 to 2010, and subsequent declines in 2011 and 2012, are all disproportionately impacted by the significant fluctuations in the Dairy and Livestock loan segment.

Classified loans within our Dairy and Livestock (including Farmland real estate loans) segment continued to increase significantly from $12.6 million at December 31, 2008 to $256.0 million at December 31, 2009, and again to $303.6 million at December 31, 2010. For the year ended December 31, 2011, classified loans within this loan segment declined significantly by $202.6 million to $101.0 million due primarily to loan risk rating upgrades, loan payoffs and reductions. Although grading fundamentals in certain periods suggested upgrades to reflect improved conditions, including an operating environment of rising, albeit temporary, milk prices and lower operating costs, management believed that certain risks within this segment remained elevated and increased the probability of loan losses resulting from borrowers weakened during the 2009 recession who faced increasing volatility in milk prices and feed costs that substantially impacted operational profits for the Bank’s borrowers in this segment. The Bank receives lagging financial information from its Diary and Livestock borrowers to demonstrate financial condition which drives loan grades and classifications, but we supplement this information by observations in the field from dairy audits, industry reports, livestock auctions, liquidation results, and other anecdotal evidence of current conditions as they change. As a result of these observations, the Bank determined it should provide a specific allocation for this segment not otherwise captured in our qualitative factors to account for the effects of a broader industry decline.

Reserve Allocations for Specific Segments

Dairy & Livestock

During the quarter ended March 31, 2012, the Bank enhanced its methodology for its Dairy and Livestock loan segment (including Farmland real estate loans as described in the footnote above) to address the unique and increased inherent risks within this segment. Segment risks include highly volatile milk and feed prices, reduced levels of cow milk production, shorter cyclical periods between industry highs and lows, unstable beef prices often resulting in lower realizable values for herd liquidations, lack of adequate farm land to raise forage crops in certain geographical locations, and depleted operators from the industry decline in 2009.

In determining the amount of this additional reserve for inherent risk, the Bank noted that total Dairy and Livestock Portfolio allowance reserves peaked during 2010 at $35.4 million, or 6.82% of loans outstanding. In order to stress the Dairy and Livestock loan portfolio allowance reserve calculations to the peak level, the Bank applies the peak total loss reserve factor of 6.82% to the existing segment balance resulting in a stressed maximum reserve calculation. Since the Bank does not presently believe the impact of current conditions will compare to the severity of the economic impact felt by Dairy and Livestock borrowers in 2009, which resulted in loan downgrades that continued and peaked in 2010, the Bank has reviewed a range of considerably lower stressed scenarios. The Bank has calculated and reviewed stressed additional allowance amounts ranging from 10% to 50% of the maximum additional reserve. After further reviewing the economic conditions affecting our Dairy and Livestock borrowers, the Bank has determined that 30% of the maximum additional reserve is the most appropriate estimate for the additional Dairy and Livestock segment. This estimate represents management’s best judgment regarding the impact of current conditions on the industry relative to historical conditions at a point in time and is based upon our ongoing assessment of industry conditions, as summarized above, and the effect changes in current conditions have had on the Dairy and Livestock industry and our borrowers. The impact of this change was to increase the general allowance requirement by $3.2 million for the quarter ended March 31, 2012.

Classified Dairy and Livestock loans as of December 31, 2012 remained high at 24% of total Dairy and Livestock loans, with an additional $101.4 million of loans within this segment (including Farmland real estate loans) criticized as “special mention” (21% of total). The Bank will continue to closely monitor the Dairy and Livestock segment, industry conditions and the velocity of changes occurring, and on-going adjustments will be made to this additional allowance as appropriate. While this methodology employs a rationale to arrive at a range of estimated credit losses informed by our considerable experience in this industry segment, including Board members who have operated within this industry for decades, determining such estimates of losses inherent in a segmented loan portfolio are inevitably imprecise and requires a high degree of judgment. Management believes it is therefore necessary to consider this imprecision and volatility, among the other factors noted above, within our evaluation of the unallocated reserve given the potential impact on the collectability of the Dairy and Livestock loan segment over and above the allowance provided through this specific segment allocation and what is otherwise captured by the application of a narrow range of qualitative factors.

Residential Real Estate (SFR 1-4)

During the quarter ended June 30, 2011, the Bank established a reserve for its residential mortgage pool portfolio, which represents the approximate total amount advanced to the Bank by one of its servicers, Bank of America. This reserve reflects amounts received by the Bank under the mortgage servicing agreement in accordance with its terms and the scheduled payments under the loan, but which payments were not received from the borrower. The Bank therefore remains liable to its servicer for advances of delinquent payments, which increased the general allowance requirement by approximately $1.0 million.

Environmental and Qualitative Factors

The Bank established ranges of between 0.0% and 0.30% for each of the prescribed nine (9) qualitative factors (as shown in the “Qualitative Factors” chart on page four), broken down in the following manner: Low Adjustment of +/- 0.01 to 0.10%; Medium Adjustment of +/- 0.11 to 0.20%; and High Adjustment of +/- 0.21 to 0.30%. These ranges originated under a more normalized environment and were based on the relative impact to historical loss rates at the time, so that qualitative factors would not be excessive in relation to the underlying loss rate and would reflect reasonable estimates of losses for current conditions that are expected to affect loss recognition. These ranges provide structural integrity and consistency to potential adjustments made to the various qualitative factors by imposing a relative framework within which qualitative loss expectations bear a reasonable relationship to historical loss experience. The ranges have been in place throughout the period under review.

The Bank’s analysis of the nine (9) qualitative factors is performed individually and then applied to specific loan segments to determine the amount of adjustment to historical loss rates that reflects any current conditions that are expected to affect loss recognition. Management exercises significant judgment when evaluating the effect of the qualitative factors since there is variability and uncertainty inherent in the underlying data that creates imprecision in the process. Management’s analytical perspective is also informed by a longer view of our experience and not limited to the variances and volatility occurring in a particular period.

As noted above, the Bank segments its loan portfolio by loan type with the major components including, but not limited to, commercial real estate loans, construction loans, dairy and livestock loans, residential real estate loans, and various commercial loan segments. The segments pertaining to commercial real estate and construction are further disaggregated first by owner vs. non-owner occupied properties and then by collateral type (e.g. industrial properties, office building, retail properties, etc.). The Bank believes this enhanced granularity allows management to capture risk elements inherent to these segments by application of our factors to each specific loan segment.

As noted in the chart on page four, several qualitative factors do not have a material impact on the overall allowance for loan losses (e.g. changes in the Bank’s loan review system, changes in the Bank’s lending policies and procedures, etc.) during the periods in question since they are in the low range for adjustments given the perceived stability over time of these factors. In addition, there have been no significant changes in the terms of loans offered by the Bank and loan origination volumes have been relatively static over the referenced timeframe. Other factors reflect the Bank’s view that conditions affecting certain segments remain elevated and should reflect adjustment factors in the high range. These are discussed further below.

“Changes in Economic and Business Conditions” are monitored closely and reviewed quarterly by the Bank. Based on the volatility and uncertainty impacting economic results and expectations from quarter-to-quarter, the Bank applied relatively high factors that reflected concern about the impact of such changes on our borrowers’ ability to perform on their credit obligations. Within the reference timeframe, the Bank has considered the impact of numerous backslides to short periods of recovery, serious concern regarding the possibility of a double-dip recession, substantial business sector weakness, continuing high levels of unemployment in California and in our immediate markets, considerable governmental challenges including State budget cuts, budgetary shortfalls and cost cutting of economic and social programs, failing cities and municipalities. Although some positive signs are emerging in recent quarters, the economy has remained fragile over the referenced timeframe affecting some segments more adversely than others. Management’s evaluation of these conditions led to the conclusion that a high adjustment factor continued to be appropriate throughout the period.

“Changes in the Volume and Severity of Past Due Loans, the Volume of Nonaccrual Loans, and the Volume and Severity of Adversely Classified or Graded Loans” are evaluated by analyzing the volume and severity impacting the loan portfolio of (i) overall non-performing and delinquency loans to the total loan portfolio, (ii) segment non-performing loans to the segment total loans, and (iii) risk rating trends for classified and adversely-graded loans, as applied to segmented loan portfolios. The trends indicate that while improvement has occurred during the referenced timeframe, the amounts and proportions of non-performing and delinquent loans remain elevated compared to historical levels. Continued high delinquent and non-performing loans along with elevated levels of classified and criticized loans lead management to believe that a high adjustment factor continues to be appropriate unless and until further, sustained improvement in the credit quality of the loan portfolio is experienced.

“Changes in the value of underlying collateral for collateral-dependent loans” are evaluated by identifying and analyzing the effect of changes in value for income producing properties (i.e. non-owner occupied) within our loan portfolio, including by monitoring real estate valuation trends produced by independent analysts for the real estate markets we serve. The Bank segments the non-owner occupied real estate loan portfolio by specific property type (e.g. medical office buildings) and geographic location (e.g. Los Angeles county) within our market service area to better identify specific trends in factors that are key drivers to property values affecting our collateral positions. Over the referenced period, commercial real estate market data generally reflects that market conditions have been varied, but remained weak, with certain property types and sub-markets performing better than others within our service market area.

In spite of some improvement reflected by various real estate market indices within the last twelve months, commercial real estate property values in our market remain well below their peak, vacancies in certain geographic sub-markets we serve continue to be at high levels for commercial office, retail and special purpose facilities, absorption rates are low with extended absorption periods, market rents remain weak as tenants continue to re-negotiate lease contracts, and sponsor guarantors are weakened from having depleted resources to “right-size” real estate loans over the last few years. Management believes that the lack of sustained, broad improvement in specific commercial real estate segments warrants elevated factors that we continue to apply to non-owner occupied commercial real estate loans and construction real estate loans. Management also believes no adjustment should apply within this broad segment for commercial real estate loans that are owner-occupied (and which are not classified or criticized loans) because the underlying risk considerations are not based on market-driven real estate dynamics typical for collateral-dependent properties but rather risks related to the success of operating businesses that occupy these properties.

During the quarter ended September 30, 2011, in light of continued weakness in the commercial real estate segment, and based in part on regulatory concerns, the Bank enhanced its ALLL methodology by adding the qualitative factor “changes in the value of underlying collateral for collateral-dependent loans,” which increased the general allowance requirement by $3.67 million. Management’s evaluation of these conditions led to the conclusion that a high adjustment factor continued to be appropriate throughout the period.

“The existence and effect of any concentrations of credit, and changes in the level of such concentrations” is evaluated by identifying and analyzing the effect of concentrations within our loan portfolio including, but not limited to, (i) establishing policies for concentration levels applied to various types of concentrations, (ii) monitoring changes in concentration levels by borrower, loan segment, property type, geographic location, and other unique characteristics, (iii) monitoring market conditions affecting certain concentrated assets, and (iv) stress testing certain concentrated portfolios to ascertain performance under various scenarios.

Real estate loans on properties located in Southern California and the Central Valley continue to be a major concentration in the Bank, totaling $2.07 billion, or 63% of total loans at December 31, 2012 (excluding covered loans), although this concentration itself has not fluctuated materially over the referenced period. The largest category of real estate loans are for commercial properties which equaled 61% of total loans at December 31, 2012. With the Bank’s real estate loan concentrations, there are increased risks associated with the real estate market; however, these risks are mitigated to some extent since many of the commercial properties financed are owner-occupied. In order to adequately address our commercial real estate loan concentration risks, the Bank has performed additional analysis and adopted a ‘Commercial Real Estate Concentration Policy’ in accordance with the ‘Interagency Guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices’ for FDIC-insured financial institutions. The impact of these concentration changes are reviewed quarterly by the Board of Directors. The Bank’s concentrations are well below the FDIC guidance levels for construction and commercial real estate loans of 100% and 300% of risk-based capital, respectively.

During the quarter ended December 31, 2010, the Bank, in order to further monitor and manage our risks associated with concentrations in commercial real estate lending, initiated stress-testing analysis on our commercial real estate loan portfolio in accordance with the Interagency Guidance. The Bank analyzes real estate concentrations by property type and geographic sub-market location with varying stress factors on values and cash flows applied to the various property types to anticipate how changes in local market conditions will affect the performance of such concentrations within our real estate loan portfolio on both a segmented and overall basis. Scenarios under stress produced, among other things, shortfalls in debt coverage ratios and excessively high loan-to-values. This stress-testing capability has improved our management of concentrations, including an assessment of these metrics that confirmed concerns of elevated risk within segments of the real estate portfolio given current conditions that further supported higher qualitative factors in these segments and higher levels of unallocated reserves.

The Bank has concentrations in segments we continue to be concerned about given conditions affecting these segments (as discussed above), including concentration risk in the Diary and Livestock segment and specific segments of the commercial real estate loan portfolio (as described on page five). The Bank also monitors concentrations by individual borrowing relationships. The Bank’s twenty largest borrowing relationships comprise $516 million in total loan commitments, and these borrowers’

operations are primarily centered in real estate development/leasing and the dairy and livestock industry, the segments of particular concern. There are nine Dairy and Livestock borrowing relationships within the largest twenty with total commitments of $251 million.

Based on continued weakness in the commercial real estate market, as supplemented by stress testing results and concentration analysis results, the Bank applies higher adjustment factors in the range to “non-owner occupied” commercial real estate loans and construction real estate loans, while lower adjustment factors are applied to commercial loans and owner-occupied commercial real estate loans due to relatively better market conditions and historical performance in the owner-occupied real estate segment.

Summary

The changes in the level of the ALLL have been moderate, as noted by the reduction over the last several periods from 3.12% of total loans at year ended December 31, 2010 to 2.92% at December 31, 2011, to 2.84% at December 31, 2012. During the referenced timeframe, in the absence of a preponderance of evidence establishing a sustained period of general improvement affecting the underlying quality of significant segments within the loan portfolio, the Bank believes it premature to reduce allowance levels further. Given current conditions and qualitative factors driven by broad economic and business uncertainty, shifting and troubled monetary and economic policy both nationally and locally, and mixed performance in the California commercial real estate markets, all of which affects a material portion of the Bank’s loan portfolio, the Bank’s qualitative factors as fully applied within fairly narrow, established ranges may not adequately capture the inherent risk within those loan segments affected most from current conditions. Consequently, the Bank maintains an unallocated reserve to ensure appropriate levels of reserves are maintained overall.

While changes in the level of the overall ALLL are moderate, it also reflects and incorporates a number of refinements discussed in this response and made during the subject timeframe to enhance our ALLL methodology including, but not limited to, (i) greater segmentation of the Bank’s Classified and Criticized loan segments to break out commercial real estate and construction loan segments ($2.6 million), (ii) the addition of a specific allowance for the Dairy and Livestock loan segment ($3.2 million), (iii) the addition of a specific allowance for the mortgage pool loan segment ($1.0 million), (iv) enhanced factors for all loans adversely-graded “Watch” ($0.6 million), and (v) the refinement of our qualitative factors by adding “changes in collateral values for collateral-dependent loans” ($3.7 million). The cumulative effect of these noted refinements to our methodology occurring in different periods over the referenced timeframe produced increased requirements and/or reallocations to the overall allocated levels of the Bank’s ALLL totaling $11.1 million. Most of these refinements to our methodology have been centered in segments with which we have the greatest concern given our understanding and judgment about current conditions and factors affecting our borrowers and collateral. Management believes these refinements have also improved the methodology by appropriately allocating portions of the allowance to specific segments/factors not previously accounted for under our existing methodology. Future adjustments will then, as now, be based on an evaluation of all relevant facts and circumstances that we determine in our best judgment are necessary to reflect current conditions as they may impact overall loan loss rates and improve our ability to estimate losses inherent in the Bank’s loan portfolio.

Bank management continues to monitor recent economic and financial progress made in the various markets it serves resulting in reduced levels of uncertainty and improving consumer and business confidence. The magnitude and scope of this progress has recently gained some momentum, which may lead to demonstrable and sustained improvement that will further affect the credit quality of the underlying portfolio and, accordingly, positively impact the qualitative factors as well as future allowance requirements, including reductions of the allowance through prudent releases of reserves. The Bank will continue to exercise careful judgment in the evaluation of the ALLL to ensure appropriate allowance levels are maintained and supported by documentation consistent with its methodology. Future filings will provide similar enhanced disclosures regarding how changes in the credit quality of various components of our loan portfolio impacted the amount of the Bank’s ALLL. The Bank will enhance qualitative disclosures in future filings explaining how observed changes in the credit quality of various components of our loan portfolio impacted the amount of the ALLL recorded at period end as well as any resulting provision for loan losses recorded during the period, and how we determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio.

Comment:

3.	We also note from your allocation of allowance for credit losses table on page 63 that the unallocated component of the allowance has increased from $803,000, or 0.76% of your total allowance for loan losses for non-covered loans at December 31, 2010, to $6.1 million or 6.64% at December 31, 2012. We further note from March 31, 2013 Form 10-Q that this component was $7.1 million or 7.7% of your total allowance for loan losses at March 31, 2013. Please tell us and revise future filings to present additional granularity regarding the reasons for the variability in this amount as well as the recent increase, the key drivers considered in its determination and how those key drivers impacted the amount recorded. Also discuss any trends or changes from prior periods related to this amount.

Response:

The Bank’s ALLL methodology recognizes that a certain degree of imprecision inevitably results from the significant judgment and subjectivity involved in the application of various factors to estimate inherent losses. The Bank’s methodology is well-documented and takes into account all available information existing as of the financial statement date, including the various qualitative factors discussed above. The Bank’s factors were calibrated in a more “normalized” environment and include a range of adjustments possible for our qualitative factors that are allocated to segments within our loan portfolio. The unallocated balance reflects an estimate of probable loan losses inherent in the loan portfolio that (i) allows for any imprecision in the methodology, (ii) allows consideration of conditions or factors that may not be easily allocated to a specific loan segment within our methodology, (iii) acts as a buffer when conditions warrant allocations beyond the range captured by our qualitative factors, (iv) is responsive to address risks from unique or unusual conditions of volatility and uncertainty affecting the collectability of our loan portfolio, and (v) allows for appropriate drawdowns from usage into allocations resulting from refinements to our factors, as described in this response.

The factors currently considered and evaluated in determining the appropriate level for the unallocated reserve balance include, but are not limited to, (i) the inherent imprecision of allowance modeling, (ii) the rising or falling level and trending of TDRs, including both performing and non-performing modified loans, (iii) our experience regarding the effect of the recession on the resources of borrowers and guarantors who were significantly weakened during the 2009-2011 recession period through the depletion of liquidity and equities and may not withstand another substantial economic slowdown, (iv) the increased volatility of market and economic swings affecting wealth and commerce beyond traditional views of economic cycles, (v) real estate trends in California that are impacted by a variety of economic factors and lingering tenant vacancies in certain sub-markets we serve, (vi) the volatility and uncertainty of the economy itself, as previously described, and (vii) the impact on southern California businesses and markets of global recessionary pressures. These key drivers, individually or collectively, may cause losses that apply to the portfolio as a whole and are considered in the unallocated reserve.

The unallocated balances noted in the comment represent two points in time which appear to show an increasing trend. Over a shorter or longer horizon, the trend would be very different since the unallocated balance tends to move within a range produced by our evaluation of enhanced environmental risk factors and inherent uncertainty not easily captured in our ALLL methodology. As of the quarter ended March 31, 2012, the unallocated reserve was $7.1 million and represented about 7.7% of the allowance funds to appropriately account for the inherent risk posed to our loan portfolio from the factors discussed above and related uncertainty. The table below shows balances at points in time and averages over the last ten quarters, inclusive of December, 2010 through March, 2013, to demonstrate that our unallocated reserve methodology has generally produced consistent results within a range.

	Dec-10	Dec-11	Dec-12	Mar-13
Unallocated Funds:	$803	$5,219	$6,139	$7,114
ALLL:	$105,259	$93,964	$92,441	$92,218
Gross Loans:	$3,379,212	$3,225,122	$3,259,238	$3,197,001
Unallocated Fund / ALLL:	0.76%	5.55%	6.64%	7.71%
ALLL/Gross Loans:	3.12%	2.92%	2.84%	2.89%

The December 31, 2010 level of unallocated reserve balances shown above represents a low-point in our historical range over the last 10 quarters. This was precipitated by two significant factors. The first was from the significant increase by 286% in the rolling three-year weighted average loss rates applied to the Bank’s loan portfolio, which changed from a factor of 0.29% utilized through the quarter ended September 30, 2010 to a factor of 0.83% beginning with the quarter ended December 31, 2010. This resulted from the difference in loss rates between 2007, which were substantially lower and dropped out of the calculation, and 2010, which was added to the Banks loss rate calculation at that time. The second factor was the drawdown of the unallocated reserve by $3.3 million to support an increase in specific allocations because we estimated substantial impairment might be realized for a sizeable individually-evaluated, collateral-dependent loan pending the outcome of appraisals ordered, but not received, confirming the value of the underlying real property collateral. Over the next few quarters until the quarter ended September 30, 2011, there were no other further material changes or refinements to our methodology, including the qualitative factors, which would have impacted the unallocated reserve. In the third quarter, 2011, the Bank added the factor “changes in collateral values of collateral-dependent loans,” which again absorbed a portion of our unallocated balance at that time. However, during the period and based on the Bank’s evaluation of factors used to determine the unallocated reserve, as described in detail above, management perceived that additional risk concerns should be addressed through higher levels of unallocated balances to ensure directional consistency related to the underlying conditions affecting these factors.

Given the very recent and increasingly broad evidence of continuing improvement in economic factors that appears to be positively impacting our customers and the underlying credit quality of the loan portfolio, and without yet another unanticipated reversal in conditions, we expect that sustained improvement in current conditions will result in improving credit quality and positive adjustments to our qualitative factors. Management believes that appropriate drawdowns from usage of the unallocated reserve, including through prudent releases of general reserves, are appropriate and may be warranted if current conditions continue to improve for a sustained period. The Bank will continue to evaluate all the factors discussed in this response and employ its best judgment in ascertaining the overall appropriateness of the allowance, including the level of unallocated balances and whether or not prudent releases of allowance balances are appropriate in future periods.

Form 10-Q for Fiscal Quarter Ended March 31, 2013; Note 6. Loan and Lease Receivables and Allowance for Credit Losses, Page 18

Comment:

4.	In your Allowance for Credit Losses roll forward on page 22, we note that you present a combined allowance under Real Estate for both Commercial real estate and SFR mortgage, while providing disaggregated information related to these components in the summary table on page 18. We note that the underlying credit risk related to these two types of loans are different and therefore believe that disaggregated disclosures of the allowance would be meaningful to an investor. Please revise your future filings accordingly or tell us why you do not believe that separate disclosure is necessary.

Response:

We will modify the Allowance for Credit Losses roll forward presentation to provide disaggregated information related to commercial real estate and SFR mortgages in our Form 10-K and 10-Q filings going forward in a manner consistent with our summary table.

Comment:

5.	We also note on pages 62 and 63 of your Form 10-K for the year ended December 31, 2012 your presentation of Summary of Credit Loss Experience and Allocation of Allowance for Credit Losses as required by Industry Guide 3. Please revise these tables in future filings to provide disaggregated information related to Commercial real estate and SFR mortgage to provide information consistent with that provided for loan categories used in loan portfolio disclosures on page 47.

Response:

We will modify the table presentation of “Summary of Credit Loss Experience and Allocation for Credit Losses” to provide disaggregated information related to commercial real estate and SFR mortgages in our Form 10-K and 10-Q filings going forward in a manner consistent with our loan portfolio disclosures.

Comment:

6.	We note that your troubled debt restructurings (TDRs) have continued to increase and total $87.2 million as of March 31, 2013. Please tell us and revise your future filings to provide a roll forward of your TDRs for each period presented that will allow for an understanding of the gross movements within these balances. To the extent that restructured loans are removed from TDR classification, please provide us with analysis that supports your determination to remove these loans from TDR classification.

Response:

The Bank has prepared a roll forward table presenting Troubled Debt Restructurings (TDRs) to provide more information about the movement within reported balances from period to period. We have broken this into two main segments for TDRs that are performing and on accrual vs. TDRs that are non-performing and on non-accrual status. Within these two categories we have provided a further breakdown of the balances, including (i) new modifications occurring during the period increasing the total, (ii) advances under existing commitments occurring during the period increasing the total, (iii) payments, reductions under existing commitments, and payoffs occurring during the period reducing the total, and (iv) net change between the two major categories representing the movement from accrual to non-accrual or vice-versa. Please see the prepared tables below:

For the Three Months Ended March 31
2013
(Dollars in thousands)
Nonperforming TDRs:
Beginning balance	$31,309
New modifications	100
Payoffs and payments, net	(694)
TDRs returned to accrual status	(1,149)
TDRs placed on nonaccrual status	—

Ending balance	$29,566

For the Three Months Ended March 31
2013
(Dollars in thousands)
Performing TDRs:
Beginning balance	$50,392
New modifications	10,245
Payoffs and payments, net	(4,195)
TDRs returned to accrual status	1,149
TDRs placed on nonaccrual status	—

Ending balance	$57,591

The Bank’s policy and practice with regard to whether or not to disclose TDRs in periods following their identification, or otherwise removing TDRs from TDR classification, is that the Bank has and will continue to report TDRs unless and until such loans are paid in full or otherwise sold, settled, or charged off, unless (i) the TDR is in compliance with its modified terms, and (ii) the restructuring agreement specifies a market rate of interest. Thus, where a TDR is performing in accordance with its modified terms, the Bank would consider the possibility of removal from TDR classification in the event the modified loan(s) were made at a market rate of interest at the time of restructuring, including “A/B” note scenarios in which the “A” note was supported by a full and complete financial analysis demonstrating the ability to repay the debt and the note carries a market rate of interest.

As of the quarter ended March 31, 2013, the Bank had no A/B note restructurings and had removed only two (2) TDRs totaling $263,000 related to one borrower from TDR classification in the reporting period because they were incorrectly designated as TDRs under highly unusual circumstances affecting the Town of Mammoth Lakes and the negotiations surrounding the loans in question. The background was that the Town approached the Bank just prior to seeking bankruptcy protection from a relatively significant judgment against it to gain certain concessions on the Bank’s loans which would be included in a “prepackaged” bankruptcy filing orchestrated by the Town’s legal counsel. The Bank agreed to the concessions contingent upon the Town’s filing bankruptcy and having its plan confirmed by the court. However, several months later, without ever missing a payment under the original payment schedule, the Town settled its dispute with the judgment holder and withdrew its filing for bankruptcy, which was in turn dismissed by the court. The Town then informed the Bank that it no longer wanted or needed the requested concessions and would continue to make the original payments as scheduled. At this point, the Bank removed the two loans from TDR status since a concession was never realized by the borrower or sustained by the Bank, and the loans thus should not have been designated as a TDR at that point.

The Company herby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (909) 483-7211 or Jim Dowd at (909) 483-7184.

Sincerely,

/s/ Richard C. Thomas

Richard C. Thomas Executive Vice President and Chief Financial Officer

cc: Christopher D. Myers, President and Chief Executive Officer